MONTHLY REPORT - DECEMBER, 2005
                                    Global Macro Trust
                   The net asset value of a unit as of December 31, 2005
                     was $  978.08, down  0.4% from   $ 981.56 per unit
                                 as of November 30, 2005.

                                      Managing          Unit
                                        Owner         Holders          Total
Net Asset Value (417,085.606      $   4,643,702     404,752,098     409,395,800
   units) at November 30, 2005
Addition of 5,938.285 units on                0       5,828,760       5,828,760
   December 1, 2005
Redemption of 8,117.038 units on             (0)     (7,939,113)     (7,939,113)
   December 31, 2005
Net Income (Loss) - December, 2005        9,842      (1,385,086)     (1,375,244)
                                    -----------  --------------  --------------
Net Asset Value at December 31,   $   4,653,544     401,256,659     405,910,203
   2005
                                    ===========  ==============  ==============
Net Asset Value per Unit at
December 31, 2005 (415,005.155
units inclusive of 98.302
additional units.)                               $       978.08


                        STATEMENT OF INCOME AND EXPENSE

                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 51,506,934      40,585,524

      Change in unrealized gain (loss) on open      (51,871,434)    (12,146,559)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           119,651        (335,074)


   Interest income                                    1,297,951      11,150,929

   Foreign exchange gain (loss) on margin               (27,302)       (608,484)
      deposits

Total: Income                                         1,025,800      38,646,336

Expenses:
   Brokerage commissions                              2,331,586      26,641,625

   20.0% New Trading Profit Share                             0               0

   Administrative expense                                69,458       1,477,104


Total: Expenses                                       2,401,044      28,118,729

Net Income (Loss) - December, 2005                  $(1,375,244)     10,527,607

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554

                                   January 11, 2006


Dear Investor:

Global Macro Trust ("GMT") was down 0.35% for December. Year-to-date the Trust is up 2.43%.

In December, stock index and metal futures were profitable and currency trading was unprofitable. In the other portfolio sectors, interest rate futures generated a small profit and energy and agricultural commodity futures generated small losses.

One of the most prominent themes in the currency markets in 2005 was strength in the currencies of countries with higher interest rates relative to the currencies of countries with lower interest rates. This relationship reversed in December with the lowest yielders such as the yen rallying strongly against the highest yielders such as the New Zealand dollar. In trading versus the dollar, losses were sustained on long positions in the New Zealand dollar and Brazilian real and on short positions in the yen, Korean won, Singapore dollar and Swedish kroner. Eleven other currencies generated marginal gains or losses. In non-dollar cross rate trading, long positions versus the yen in the Australian and Canadian dollars, Swiss franc, euro and British pound were all unprofitable. Long positions in the euro versus the Norwegian krone and Swedish kroner were unprofitable, as was a long position in the pound versus the euro. A long position in the euro versus the Swiss franc and a long position in the Polish zloty versus the euro were profitable.

Non-U.S. stocks were strong in December, and long positions were profitable in Asia (Japan and Taiwan), Europe (Great Britain, Germany, France, Spain and the DJ Euro STOXX 50) and commodity oriented countries (South Africa and Australia). A long position in the Hong Kong Hang Seng was flat. In the U.S., long positions in the NASDAQ 100 and Dow Jones were unprofitable and long positions in the S&P 500 and Russell 2000 generated marginal losses.

In the metals, prices rose and both industrial and precious metals were profitable. Long positions in gold and silver were profitable and a long position in platinum was marginally unprofitable. Profits on long positions in zinc, aluminum, copper and lead substantially outweighed losses on short positions in tin and nickel.

In interest rate futures trading, profits on a long position in British bonds and short positions in Canadian and European short-term interest rate futures outweighed losses on short positions in U.S. notes and British short-term rates. Japanese, Australian, German and other U.S. interest rate trading resulted in no material gain or loss.

Energy remained volatile in December and the Trust held small risk adjusted positions. A small loss on a long position in natural gas outweighed very small profits on long positions in crude oil and unleaded gasoline. A long position in kerosene was flat and heating oil and London gas oil were not traded.

In the agricultural commodity sector of the portfolio, prices rallied and a substantial gain on a long position in sugar was outweighed by losses on short positions in cocoa, cotton, coffee, corn, soybeans and wheat. A short position in soybean oil, a long position in soybean meal and livestock trading were flat.

                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman